# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001583977

## Reporting persons
- Cormorant Asset Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 609,027; sole dispositive power 0; shared dispositive power 609,027; aggregate amount beneficially owned 609,027 (9.99% of the class)
- Bihua Chen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 609,027; sole dispositive power 0; shared dispositive power 609,027; aggregate amount beneficially owned 609,027 (9.99% of the class)

## Item 1. Issuer
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, MA 02476

## Item 2. Person Filing
Name of person filing:
Cormorant Asset Management, LP
Bihua Chen

This statement is filed by (i) Cormorant Asset Management, LP, a Delaware limited partnership, and the investment adviser to certain funds (the "Cormorant Funds"), with respect to the shares directly held by the Cormorant Funds and (ii) Bihua Chen with respect to the shares directly held by the Cormorant Funds. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship: Cormorant Asset Management, LP - Delaware Bihua Chen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 609,027
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 609,027
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
609,027

The Reporting Persons' holdings reported herein include 6,000 shares of Common Stock issuable upon the conversion of shares of Series I Convertible Non-Redeemable Preferred Stock, ("Series I Preferred Stock") of the Issuer. The Series I Preferred Stock may be converted to Common Stock only to the extent that such conversion would not cause the holder thereof, together with its affiliates and any other person or entity acting as a group, to beneficially own in excess of 9.99% (subject to adjustment in accordance with the terms of the Series I Preferred Stock) of the shares of Common Stock then outstanding. If not for such limitation on conversion, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer's outstanding shares of Common Stock. The Reporting Persons own 603,027 shares of Common Stock and may receive up to 328,600 additional shares of Common Stock, upon the conversion of Series I Preferred Stock, subject to the limitation on conversion.

The percentages reported herein with respect to the Reporting Person's holdings are calculated based upon a statement in the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 30, 2024, that upon the closing of a private placement, the Issuer expects to have 6,091,182 shares of Common Stock outstanding, based on the 4,750,579 shares of Common Stock outstanding as of December 27, 2024 and after giving effect to the 1,340,603 shares of Common Stock to be issued and sold in the private placement expected to close on December 31, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Cormorant Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein. Cormorant Global Healthcare Master Fund, LP, a Cormorant Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

Cormorant Asset Management, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

Bihua Chen
By: /s/ Bihua Chen
Bihua Chen

## Signatures
- Cormorant Asset Management, LP: /s/ Bihua Chen, Bihua Chen, Managing Member (02/14/2025)
- Bihua Chen: /s/ Bihua Chen, Bihua Chen (02/14/2025)